Registration Statement No. 333-214273
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated February 27, 2017
(To Prospectus dated October 27, 2016)

Pricing Term Sheet

Fixed-Rate Notes due 2021 and 2024

The information in this pricing term sheet relates only to the offering of Notes (the “Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated February 27, 2017 relating to the Notes Offering, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 27, 2016, which forms part of Registration Statement No. 333-214273.

Issuer:	The Coca-Cola Company
Security:	0.000% Notes due 2021 0.500% Notes due 2024
Offering Format:	SEC Registered
Principal Amount:	€500,000,000 of 2021 Notes €500,000,000 of 2024 Notes
Maturity Date:	March 9, 2021 for 2021 Notes March 8, 2024 for 2024 Notes
Spread to Mid-Swap Yield:	+10 bps for 2021 Notes +23 bps for 2024 Notes
Mid-Swap Yield:	-0.010% for 2021 Notes 0.326% for 2024 Notes
Yield to Maturity:	0.090% for 2021 Notes 0.556% for 2024 Notes
Coupon:	0.000% per year for 2021 Notes 0.500% per year for 2024 Notes
Interest Payment Dates:	Annually on March 9, commencing March 9, 2018 for 2021 Notes Annually on March 8, commencing March 8, 2018 for 2024 Notes
Price to Public:	99.641% of principal amount for 2021 Notes 99.617% of principal amount for 2024 Notes

Benchmark Security:	DBR 2.500% due January 4, 2021 for 2021 Notes DBR 1.750% due February 15, 2024 for 2024 Notes
Benchmark Security Yield:	-0.766% for 2021 Notes -0.310% for 2024 Notes
Benchmark Security Price:	112.80% for 2021 Notes 114.52% for 2024 Notes
Spread to Benchmark Security:	+85.60 bps for 2021 Notes +86.60 bps for 2024 Notes
Make-Whole Call:	At any time at a discount rate of Comparable Government Bond Rate plus 15 bps for 2021 Notes At any time at a discount rate of Comparable Government Bond Rate plus 15 bps for 2024 Notes
Use of Proceeds:

The Coca-Cola Company expects to use the net proceeds from the offering for general corporate purposes, which may include working capital, capital expenditures, acquisitions of or investments in businesses or assets, redemption and repayment of short-term or long-term borrowings (including the €2,000,000,000 Floating Rate Notes due 2017 maturing on March 9, 2017) and purchases of its common stock. Pending application of the net proceeds, The Coca-Cola Company may temporarily invest the net proceeds in short-term marketable securities.

Day Count Convention:	ACTUAL/ACTUAL (ICMA)
Trade Date:	February 27, 2017
Settlement Date:	March 9, 2017 (T+8)
Listing:	The Coca-Cola Company intends to apply to list the notes on the New York Stock Exchange
ISIN/Common Code/CUSIP:	XS1574671662 / 157467166 / 191216 CC2 for 2021 Notes XS1574672397 / 157467239 / 191216 CD0 for 2024 Notes
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Expected Ratings*:	Aa3 by Moody’s Investors Service, Inc. AA- by Standard & Poor’s Ratings Services A+ by Fitch Ratings
Underwriters:	Bookrunners: Citigroup Global Markets Limited Deutsche Bank AG, London Branch

Morgan Stanley & Co. International PLC Barclays Bank PLC HSBC Bank plc Co-Managers: Mischler Financial Group, Inc. The Williams Capital Group, L.P.
Stabilization:	Stabilization/FCA

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited at +1-800-831-9146, Deutsche Bank AG, London Branch toll-free at +1-800-503-4611, Morgan Stanley & Co. International PLC at +1-866-718-1649, Barclays Bank PLC at +44 (0) 20 7516 7548 or HSBC Bank plc at +1-866-811-8049.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.